Exhibit 12(a)

PACCAR Inc

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Year ended December 31
	2010	2009	2008	2007	2006
FIXED CHARGES
Interest expense	$208.4	$291.3	$391.1	$387.0	$303.6
Portion of rentals deemed interest	6.5	16.8	17.9	17.5	17.4

TOTAL FIXED CHARGES	$214.9	$308.1	$409.0	$404.5	$321.0

EARNINGS
Income before taxes	$660.3	$175.0	$1,464.0	$1,764.3	$2,175.3
FIXED CHARGES	214.9	308.1	409.0	404.5	321.0

EARNINGS AS DEFINED	$875.2	$483.1	$1,873.0	$2,168.8	$2,496.3

RATIO OF EARNINGS TO FIXED CHARGES	4.07x	1.57x	4.58x	5.36x	7.78x